Exhibit 99.1

Nano Dimension Ltd Announces Proposed Public Offering of American Depositary Shares

Ness Ziona, Israel, February 15, 2018 – Nano Dimension Ltd, a leading additive electronics provider (NASDAQ, TASE: NNDM), today announced that it is proposing to offer American Depositary Shares (ADSs) in an underwritten public offering. Nano Dimension expects to grant the underwriters a 45-day over-allotment option to purchase up to an additional 15 percent of ADSs offered in the public offering to cover over-allotments, if any. All of the ADSs are being offered by Nano Dimension. Certain Nano Dimension directors have indicated an interest in purchasing up to an aggregate of approximately $300,000 of the ADSs sold in this offering at the public offering price. Nano Dimension intends to use the net proceeds from the offering primarily for general corporate purposes, including scaling sales and marketing globally, expanding channel reach and presence and potentially extending the product line. The final terms of the offering will depend on market and other conditions at the time of pricing, and there can be no assurance as to whether or when the offering may be completed, or as to the actual size or terms of the offering.

National Securities Corporation, a wholly owned subsidiary of National Holdings Corporation (NasdaqCM:NHLD) is acting as sole book running manager for the offering. Lake Street Capital Markets is acting as co-manager for the offering.

A registration statement on Form F-3 relating to the securities being offered was filed with the U.S. Securities and Exchange Commission (SEC) and was declared effective on April 14, 2017. Copies of the preliminary prospectus supplement and the accompanying base prospectus relating to the offering may be obtained by request to the offices of National Securities Corporation, Attn: Marguerite Rogers, Sr. Vice President, 200 Vesey St, 25th Floor, New York, NY 10281, Telephone: (212)-417-8227; Email: prospectusrequest@nationalsecurities.com; or the offices of Lake Street Capital Markets, LLC, Attn: Equity Syndicate Department, 225 South 6th St, Ste 4750, Minneapolis, MN 55402, Telephone: (888) 330-4648, Email: Contact@lakestreetcm.com; or the on the SEC’s website at http://www.sec.gov.

A final prospectus supplement describing the terms of the offering will be filed with the SEC.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale is not permitted.

About Nano Dimension

Nano Dimension (TASE: NNDM, NASDAQ: NNDM) is a leading additive manufacturing company that is disrupting, reshaping, and defining the future of how electronics are made. With its unique 3D printing technologies, Nano Dimension is targeting the growing demand for electronic devices that require increasingly sophisticated features and rely on printed circuit boards (PCBs). Demand for circuitry, including PCBs - which are the heart of every electronic device - covers a diverse range of industries, including consumer electronics, medical devices, defense, aerospace, automotive, IoT and telecom. These sectors can all benefit greatly from Nano Dimension’s 3D printed electronics solutions for rapid prototyping and short-run manufacturing.

In addition to the trading of the company's American Depositary Shares on NASDAQ, the company's ordinary shares are also traded on the TASE in Israel. The Bank of New York Mellon serves as the depositary for Nano Dimension.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. For example, Nano Dimension is using forward-looking statements when it discusses the completion of the offering, the expected timing of the closing of the offering and the use of proceeds. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 7, 2017, in Nano Dimension Registration Statement on Form F-3 filed with the SEC, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

NANO DIMENSION INVESTOR RELATIONS

Miri Segal-Scharia, CEO, MS-IR LLC | 917-607-8654 | msegal@ms-ir.com